Filed Pursuant to Rule 424(b)(5)

Registration No. 333-273081

PROSPECTUS SUPPLEMENT

(To Prospectus Dated July 11, 2023 and

Prospectus Supplement dated March 10, 2025)

Up to $7,427,749

Common Stock

This prospectus supplement amends and supplements the information in the prospectus, dated July 11, 2023 (the “Prospectus”), filed with the Securities and Exchange Commission as a part of our registration statement on Form S-3 (File No. 333-273081), as previously supplemented by our prospectus supplement, dated March 10, 2025 (the “Prior Supplement” and together with the Prospectus, the “Prior Prospectus”), relating to the offer and sale from time to time of shares of our common stock, par value $0.01 per share, pursuant to that at the market offering agreement (the “ATM Agreement”) we entered into with Citizens JMP Securities, LLC (“Citizens”) on March 10, 2025. This prospectus supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus and any future amendments or supplements thereto.

To date, we have sold 42,100 shares of our common stock for aggregate gross sale proceeds of approximately $122,210 in accordance with the ATM Agreement under the Prior Prospectus.

We are filing this prospectus supplement to supplement and amend, as of April 7, 2025, the Prior Prospectus to update the maximum aggregate gross sales price of shares of our common stock that may be offered, issued and sold under the ATM Agreement. Accordingly, we may offer and sell shares of our common stock having a maximum aggregate gross sales price of up to $7,427,749 from time to time to or through Citizens pursuant to the ATM Agreement, which amount is in addition to the gross sale proceeds of approximately $122,210 previously sold in accordance with the ATM Agreement under the Prior Prospectus.

Our common stock is listed on the Nasdaq Capital Market under the trading symbol “TRAW.” On April 4, 2025, the closing price of our common stock, as reported on the Nasdaq Capital Market, was $1.96 per share.

As of the date of this prospectus supplement, the aggregate market value of our outstanding common stock held by non-affiliates was approximately $31,960,763 based on 3,855,339 shares of common stock held by non-affiliates and a price of $8.29 per share, the closing price of our common stock on February 6, 2025, which is the highest closing price of our common stock on the Nasdaq Capital Market within the prior 60 days of this prospectus supplement. During the 12 calendar months prior to and including the date of this prospectus supplement (excluding this offering), we have sold $3,225,839 of securities pursuant to General Instruction I.B.6 of Registration Statement on Form S-3. In no event will we sell securities pursuant to a Registration Statement on Form S-3 in a public primary offering with value exceeding more than one-third of our public float in any 12-month calendar period so long as our public float remains below $75 million and General Instruction I.B.6 of Registration Statement on Form S-3 continues to apply to us.

We are a “smaller reporting company” as that term is defined under the federal securities laws, and, as such, have elected to rely on certain reduced public company disclosure requirements. See “Prospectus Supplement Summary — Implications of Being a Smaller Reporting Company” in the Prior Supplement.

Investing in our common stock involves certain risks. See “Risk Factors” beginning on page S-9 of the Prior Supplement, in the accompanying prospectus and in the documents incorporated by reference in this prospectus supplement, the Prior Supplement and the accompanying prospectus for a discussion of the factors you should carefully consider before deciding to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Citizens Capital Markets

April 7, 2025